Exhibit 99.2

Management’s discussion and analysis

– August 28, 2020

The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the quarter ended June 30, 2020. This MD&A has been prepared with all information available up to and including August 28, 2020. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2020. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

COVID-19 CONSIDERATIONS

The rapid outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, has caused governments worldwide to enact emergency measures and restrictions to combat the spread of the virus. These measures and restrictions, which include the implementation of travel bans, mandated and voluntary business closures, self-imposed and mandatory quarantine periods, isolation orders and social distancing, have caused material disruption to businesses globally, resulting in economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The future impact of the COVID-19 pandemic on liquidity, volatility, credit availability, and market and financial conditions generally could change at any time. The duration and impact of the COVID-19 outbreak on the economy are unknown at this time and, as a result, it is difficult to estimate the longer-term impact on our operations and the markets for our products.

RECAPITALIZATION

On July 8, 2020, the Company announced a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization will be undertaken through a plan of arrangement under the Canada Business Corporations Act (“CBCA”) and includes:

•	Exchange of the 6.75% $100M convertible debentures and the 6.75% $160M convertible debentures (collectively, the “Subordinated Convertible Debentures”) for issuance of common shares; upon completion of the Recapitalization, a material non-cash accounting gain would be recognized as a result of the carrying value of the Subordinated Convertible Debentures being higher than the expected value of the common shares.

•	Extension of the $335 million credit facilities to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

•	Existing 8.75% loan and the remaining convertible bonds due December 31, 2020 (the “Eurobonds”) shall be exchanged for a new term loan due March 2024, with interest to be paid-in-kind and issuance of common shares;

•	Exchange of all 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares (JE.PR.U) (the “preferred shares”) for issuance of common shares;

•	Common share issuance in exchange for cash investment commitments of $100 million;

•	Initial reduction of annual cash interest expense by approximately $45 million; and

•	Ongoing business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy – no impact expected by the Recapitalization.

1.

On August 26, 2020, the Company announced additional terms to the Recapitalization as follows:

•	Pay accrued and unpaid interest in cash on the Subordinated Convertible Debentures until closing of the Recapitalization;

•	Issue $15 million principal amount of New Subordinated Notes (the “New Subordinated Notes”) to holders of the Subordinated Convertible Debentures, which New Subordinated Notes will have a six-year maturity and will bear an annual interest rate of 7% (which shall only be payable in kind semi-annually);

•	Pay certain expenses of the ad hoc group of convertible debenture holders; and

•	Issue approximately $3.7 million of common shares by way of an additional private placement to the Company’s term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering, proceeds of which will partially offset the incremental cash costs noted above.

All other terms of the Recapitalization remain unchanged.

The implementation of the Recapitalization is expected in September 2020, pending all approvals, including court and regulatory approvals. The Recapitalization has been approved by Just Energy’s Board of Directors. Just Energy’s financial advisor, BMO Capital Markets, has provided an opinion to Just Energy’s Board of Directors that the terms of the Recapitalization are fair from a financial point of view to the holders of the existing Eurobond, Subordinated Convertible Debentures, preferred shares and common shares. The full text of the opinion was filed on SEDAR on August 26, 2020.

On July 17, 2020, the Company obtained an interim order from the Ontario Superior Court of Justice which, among other things, grants a limited stay of proceedings and establishes the record date for voting of securityholders with respect to the plan of arrangement as July 23, 2020.

The Company filed on SEDAR an information circular on July 21, 2020 describing the Recapitalization transaction which was approved at a Special Meeting of Shareholders and all applicable creditor classes on August 27, 2020. The Company filed a revised version of the plan of arrangement on SEDAR on August 26, 2020.

Additional information on the Recapitalization can be obtained through the Company’s documents filed on SEDAR or on the SEC’s website at www.sec.gov, including, without limitation, the Company’s management proxy circular.

The Company’s ability to continue as a going concern for the next 12 months is dependent on the continued availability of its credit facilities; the Company’s ability to obtain waivers from its lenders for potential instances of non-compliance with covenants, if necessary; the ability to refinance, or secure additional sources of financing, if necessary, or, the completion of this Recapitalization transaction; the liquidation of available investments; and the continued support of the Company’s lenders and suppliers. These conditions indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. There can be no assurance that the Company will be successful in these initiatives, that lenders will provide further financing or relief for covenants, or that the Company can refinance or repay credit facilities from new sources of financing.

Forward-looking information

This MD&A may contain forward-looking statements and information, including statements and information regarding: guidance for base EBITDA for the fiscal year ended March 31, 2021; the ability of the Company to reduce both selling and marketing expenses and administrative expenses, and both the quantum of such reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; discussions with lenders; the impact of COVID-19; the Company’s transition from an RCE (defined in the Key Terms below) growth focus to retaining strong-fit customers that will drive greater profitability; improvement in the Company’s expected credit loss experience; the Company’s ability to attract and retain strong-fit customers and the impact thereof on the achievement by the Company of greater profitability; and the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales, including risks associated with reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and the performance of acquired companies. Additional information on these and other factors that could affect Just Energy’s operations or financial results is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities, which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

2.

Company overview

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass.

Continuing operations overview

CONSUMER SEGMENT

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online and telesales. Consumer customers make up 36% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels offer these products.

In fiscal 2019, Just Energy added home water filtration systems to its line of consumer product and service offerings and is considering appropriate refinements to its value-added product offerings.

COMMERCIAL SEGMENT

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 64% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, health and well-being products such as water quality and filtration devices, and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

3.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered.
Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. The amount of gas delivered in the winter months is higher than in the spring and summer months. Cash flow received from most of these markets is greatest during the fall and winter quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for residential and Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Many customers have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

4.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 55% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 90% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended June 30, 2019, 44% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 79% of their consumption. As at June 30, 2020, JustGreen makes up 17% of the Consumer gas portfolio, compared to 7% a year ago. JustGreen makes up 21% of the Consumer electricity portfolio, compared to 14% in the prior comparable period.

TerraPass

Through TerraPass, customers can offset their environmental impact by purchasing high quality environmental products. TerraPass supports projects throughout North America that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of renewable energy credits and carbon offsets. TerraPass offers various purchase options for residential or commercial customers, depending on the impact the customer wishes to make.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on December 31, 2020. As of June 30, 2020, the 6.5% convertible bonds had US$9.2 million outstanding.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021 and traded as TSX: JE.DB.C.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023 and traded as TSX: JE.DB.D.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. As of June 30, 2020, the 8.75% loan has an outstanding balance of US$207.0 million.

“Base gross margin per RCE” refers to the energy base gross margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group. The loan bears an annual interest rate of 8.99%.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by the Board of Directors.

5.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

“Selling commission expenses” means customer acquisition costs amortized under IFRS 15 or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents. “Selling non-commission and marketing expenses” means the cost of selling overhead, including marketing cost not directly associated with the costs of direct customer acquisition costs within the current period. The total of these selling commission expenses and selling non-commission and marketing expenses is reflected on the statement of income (loss) as selling and marketing expenses.

“Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company is no longer in active discussions regarding a specific transaction at this time but is continuing to explore and evaluate alternatives under the Strategic Review process, including implementation of the Recapitalization, additional cost reduction and optimization strategies, improving efficiencies and eliminating redundancies, sales of certain assets and other improvements to liquidity and leverage.

Non-IFRS financial measures

Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

BASE GROSS MARGIN

“Base gross margin” represents gross margin adjusted to include the effect of the adoption of IFRIC 11 for realized gains (losses) on derivative instruments and other. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments do not impact the long-term financial performance of Just Energy and thus have included them in the base gross margin calculation.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of unrealized and realized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, Texas residential enrolment and collections impairment, Strategic Review costs, impairment of goodwill and intangible assets, discontinued operations and restructuring as well as adjustments reflecting share-based compensation, non-controlling interest and amortization of sales commissions with respect to Filter Group. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. The Texas residential enrolment and collections impairment, Strategic Review costs, restructuring and discontinued operations are one-time, non-recurring events. Management has isolated the impact of the incremental Texas residential enrolment and collections recorded as at June 30, 2019, as presented in base EBITDA. All other bad debt charges, including any residual bad debt from the Texas enrolment and collection issues, are included in base EBITDA from July 1, 2019 onward.

6.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy and has excluded them from the base EBITDA calculation.

Included in base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s unaudited interim condensed consolidated financial statements. The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added products contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of base EBITDA (as selling and marketing expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from base EBITDA.

fREE CASH FLOW AND UnLEVERED FREE CASH FLOW

Free cash flow represents cash flow from operations less maintenance capital expenditures. Unlevered free cash flow represents free cash flows plus finance costs excluding the non-cash portion.

Embedded gross margin (“EGM”)

EGM is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of goods sold on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is neither discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As the mix of customers continues to reflect a higher proportion of Commercial volume, the EGM may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

7.

Financial and operating highlights

For the three months ended June 30

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2021	(decrease)	Fiscal 2020
Sales	$593,134	(11)%	$670,165
Cost of goods sold	323,997	(29)%	457,941
Gross margin	269,137	27%	212,224
Realized loss of derivative instruments and other	(132,858)	66%	(79,932)
Base gross margin[1]	136,279	3%	132,292
Administrative expenses[2]	39,953	(2)%	40,803
Selling commission expenses	35,979	1%	35,502
Selling non-commission and marketing expense	10,981	(58)%	26,202
Finance costs	21,853	(7)%	23,546
Profit (loss) from continuing operations	82,098	NMF[3]	(269,971)
Loss from discontinued operations	(2,948)	(43)%	(5,189)
Profit (loss) for the period[4]	79,150	NMF[3]	(275,160)
Earnings per share from continuing operations available to shareholders – basic	0.52		(1.82)
Earnings per share from continuing operations available to shareholders – diluted	0.43		(1.82)
Dividends	-	(100)%	22,047
Base EBITDA from continuing operations[1]	40,479	67%	24,184
Unlevered free cash flow[1]	25,255	NMF[3]	(4,790)
Embedded gross margin[1]	1,642,500	(21)%	2,090,500
Total customers (RCEs)	3,183,000	(11)%	3,565,000
Total gross customer (RCE) additions	46,000	(77)%	196,000
Total net customer (RCE) additions	(205,000)	NMF[3]	(73,000)

1 See “Non-IFRS financial measures” on page 6.

2 Includes $3.6 million of Strategic Review costs for the first quarter of fiscal 2021.

3 Not a meaningful figure.

4 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Just Energy’s sales decreased by 11% from $670.2 million to $593.1 million for the three months ended June 30, 2020. The decline in sales is primarily due to the 11% decrease in the overall RCE customer base from the prior comparable quarter resulting from the shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers through alternative channels; management’s decision to exit the Georgia gas market; a reduction in the Company’s customer base due to regulatory restrictions in Alberta, Ontario and California; selling constraints posed by COVID-19; as well as competitive pressures on pricing in the U.S. Base gross margin for the three months ended June 30, 2020 increased by 3% to $136.3 million due to optimization of weather hedge costs, higher JustGreen margin and a favourable exchange rate, partially offset by a decline in the customer base.

Base EBITDA from continuing operations for the quarter was $40.5 million, an increase of 67% compared to the first quarter of fiscal 2020. The increase was primarily attributable to higher base gross margin, a decrease in selling non-commission and marketing expenses and bad debt expense resulting from prior year cost containment efforts and improving customer enrolment controls and operational processes.

8.

For the three months ended June 30, 2020, administrative expenses of $40.0 million decreased 2% from the prior comparable quarter. Excluding the impact of the Strategic Review costs of $3.6 million in the quarter, administrative expenses decreased 11% due to savings from prior year restructuring actions and optimized customer service cost structure amid COVID-19.

Selling commission expenses for the three months ended June 30, 2020 were $36.0 million, a 1% increase from the prior comparable quarter as lower commission spend amid COVID-19 was offset by an increase of amortization of previously capitalized customer acquisition costs. Selling non-commission and marketing expenses declined 58% from $26.2 million for the three months ended June 30, 2019 to $11.0 million for the three months ended June 30, 2020 as a result of cost reductions due to the suspension in the door-to-door channel, prior year realized cost savings and current year cost containment actions.

Finance costs for the three months ended June 30, 2020 amounted to $21.9 million, a decrease of 7% primarily driven by lower interest expense from the decreased prime rate and interest rates during COVID-19, lower collateral related costs associated with Texas electricity markets and lower utilization of the supplier credit term extensions compared to the prior quarter, offset by higher premium and fees associated with the 8.75% loan.

Profit from continuing operations for the three months ended June 30, 2020 was $82.1 million, representing earnings per share of $0.52 on a basic basis and $0.43 on a diluted basis. For the prior comparable quarter, the loss was $270.0 million, representing a loss per share of $1.82 on a basic and diluted basis.

Base gross margin1

For the three months ended June 30

(thousands of dollars)

	Fiscal 2021			Fiscal 2020
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$27,816	$6,429	$34,245	$17,073	$2,092	$19,165
Electricity	83,210	18,824	102,034	88,903	24,224	113,127
	$111,026	$25,253	$136,279	$105,976	$26,316	$132,292
Increase (decrease)	5%	(4)%	3%

1 See “Non-IFRS financial measures” on page 6.

CONSUMER ENERGY

Base gross margin for the three months ended June 30, 2020 for the Consumer segment was $111.0 million, an increase of 5% from $106.0 million recorded in the prior comparable quarter. Gas base gross margin increased 63%, while electricity base gross margin decreased 6%.

Average realized base gross margin for the Consumer segment for the rolling 12 months ended June 30, 2020 was $360/RCE, an increase of 22% from $295/RCE reported in the prior comparable period. The increase is primarily attributable to the margin optimization improvements on power customers.

Gas

Base gross margin from gas customers in the Consumer segment was $27.8 million for the three months ended June 30, 2020, an increase of 63% from $17.1 million recorded in the prior comparable quarter. The change is primarily a result of optimization of weather hedge costs, as well as a favourable foreign exchange impact from the strengthening of the U.S. dollar.

Electricity

Base gross margin from electricity customers in the Consumer segment was $83.2 million for the three months ended June 30, 2020, a decrease of 6% from $88.9 million recorded in the prior comparable quarter. The change is primarily a result of the decline in the residential electricity customer base of 4% during the quarter ended June 30, 2020, partially offset by optimization of weather hedge costs and favourable foreign exchange impact from the strengthening of the U.S. dollar.

9.

COMMERCIAL ENERGY

Base gross margin for the Commercial segment was $25.3 million for the three months ended June 30, 2020, a decrease of 4% from $26.3 million recorded in the prior comparable quarter. Gas and electricity base gross margins increased by 207% and decreased by 22%, respectively.

Average realized base gross margin for the rolling 12 months ended June 30, 2020 was $94/RCE, an increase of 16% from $81/RCE reported in the prior comparable period.

Gas

Gas base gross margin for the Commercial segment was $6.4 million, an increase of 207% from $2.1 million recorded in the prior comparable quarter driven by a favourable change in resettlements.

Electricity

Electricity base gross margin for the Commercial segment was $18.8 million, a decrease of 22% from $24.2 million recorded in the prior comparable quarter due to the decline in the Commercial electricity customer base of 7%, as a result of more stringent enrolment controls amid COVID-19.

Base EBITDA

For the three months ended June 30

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Reconciliation to unaudited interim condensed consolidated statements of income (loss)
Profit (loss) for the period	$79,150	$(275,160)
Add (subtract):
Finance costs	21,853	23,546
Provision for income taxes	634	(2,294)
Loss from discontinued operations	2,948	5,189
Depreciation and amortization	7,352	11,938
EBITDA	$111,937	$(236,781)
Add (subtract):
Unrealized (gain) loss of derivative instruments and other	(77,349)	241,999
Realized gain included in cost of goods sold	1,588	-
Contingent consideration revaluation	-	6,929
Texas residential enrolment and collections impairment	-	4,900
Strategic Review costs	3,614	-
Share-based compensation	692	7,117
Profit (loss) attributable to non-controlling interest	(3)	20
Base EBITDA	$40,479	$24,184

10.

Gross margin per unaudited interim condensed consolidated statements of loss	$269,137	$212,224
Realized loss of derivative instruments and other	(132,858)	(79,932)
Base gross margin	136,279	132,292
Add (subtract):
Administrative expenses	(39,953)	(40,803)
Selling and marketing expenses	(35,979)	(35,502)
Selling non-commission and marketing expense	(10,981)	(26,202)
Bad debt expense	(11,940)	(17,288)
Texas residential enrolment and collections impairment	-	4,900
Amortization included in cost of sales	74	578
Strategic Review costs	3,614	-
Other income	(632)	6,189
Profit (loss) attributable to non-controlling interest	(3)	20
Base EBITDA	$40,479	$24,184

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q1	Q4	Q3	Q2
	Fiscal 2021	Fiscal 2020	Fiscal 2020	Fiscal 2020
Sales	$593,134	$675,683	$658,521	$768,440
Cost of goods sold	323,997	388,174	446,552	843,788
Gross margin	269,137	287,509	211,969	(75,348)
Realized gain (loss) of derivative instruments and other	(132,858)	(107,089)	(69,485)	230,732
Base gross margin	136,279	180,420	142,484	155,384
Administrative expenses	39,953	46,051	39,616	41,466
Selling commission expenses	35,979	36,983	36,698	33,499
Selling non-commission and marketing expenses	10,981	16,584	14,572	20,780
Finance costs	21,853	26,770	28,178	28,451
Profit (loss) for the period from continuing operations	82,098	(138,210)	20,600	89,349
Profit (loss) for the period from discontinued operations, net	(2,948)	(2,721)	6,293	(9,809)
Profit (loss) for the period	79,150	(140,931)	26,893	79,540
Earnings (loss) for the period from continuing operations per share – basic	0.52	(0.93)	0.18	0.55
Earnings (loss) for the period from continuing operations per share – diluted	0.43	(0.93)	0.16	0.45
Base EBITDA from continuing operations	40,479	74,632	37,949	49,069

11.

	Q1	Q4	Q3	Q2
	Fiscal 2020	Fiscal 2019	Fiscal 2019	Fiscal 2019
Sales	$670,165	$797,409	$734,205	$804,309
Cost of goods sold	457,941	574,543	584,136	648,311
Gross margin	212,224	222,866	150,069	155,998
Realized gain (loss) of derivative instruments and other	(79,932)	(50,435)	14,392	(6,976)
Base gross margin	132,292	172,431	164,461	149,022
Administrative expenses	40,803	38,998	41,921	44,478
Selling commission expenses	35,502	39,480	28,973	26,326
Selling non-commission and marketing expenses	26,202	23,861	22,733	24,101
Restructuring costs	-	8,862	2,746	1,319
Finance costs	23,546	28,581	22,762	20,123
Profit (loss) for the period from continuing operations	(269,971)	(25,817)	35,890	(56,305)
Profit (loss) for the period from discontinued operations, net	(5,189)	(93,593)	(90,156)	32,885
Loss for the period	(275,160)	(119,410)	(54,266)	(23,420)
Earnings (loss) for the period from continuing operations per share – basic	(1.82)	(0.23)	0.27	(0.38)
Earnings (loss) for the period from continuing operations per share – diluted	(1.82)	(0.23)	0.25	(0.38)
Base EBITDA from continuing operations	24,184	59,479	57,105	37,380

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers (RCEs) currently represent 78% and 22% of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

12.

Segmented reporting1

For the three months ended June 30

(thousands of dollars)

		Fiscal 2021
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$371,796	$221,338	$-	$593,134
Cost of goods sold	(185,441)	(138,556)	-	(323,997)
Gross margin	186,355	82,782	-	269,137
Realized loss of derivative instruments and other	(75,329)	(57,529)	-	(132,858)
Base gross margin	111,026	25,253	-	136,279
Add (subtract):
Administrative expenses	(8,461)	(5,835)	(25,657)	(39,953)
Selling commission expenses	(18,451)	(17,528)	-	(35,979)
Selling non-commission and marketing expenses	(9,106)	(1,875)	-	(10,981)
Bad debt expense	(8,449)	(3,491)	-	(11,940)
Amortization included in cost of goods sold	74	-	-	74
Strategic Review costs	-	-	3,614	3,614
Other income, net	(632)	-	-	(632)
Loss attributable to non-controlling interest	(3)	-	-	(3)
Base EBITDA from continuing operations	$65,998	$(3,476)	$(22,043)	$40,479

		Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$409,998	$260,167	$-	$670,165
Cost of goods sold	(259,260)	(198,681)	-	(457,941)
Gross margin	150,738	61,486	-	212,224
Realized loss of derivative instruments and other	(44,762)	(35,170)	-	(79,932)
Base gross margin	105,976	26,316	-	132,292
Add (subtract):
Administrative expenses	(11,234)	(6,152)	(23,417)	(40,803)
Selling commission expenses	(18,132)	(17,370)	-	(35,502)
Selling non-commission and marketing expenses	(23,666)	(2,536)	-	(26,202)
Bad debt expense	(16,139)	(1,149)	-	(17,288)
Texas residential enrolment and collections impairment	4,900	-	-	4,900
Amortization included in cost of goods sold	578	-	-	578
Other income, net	6,189	-	-	6,189
Profit attributable to non-controlling interest	20	-	-	20
Base EBITDA from continuing operations	$48,492	$(891)	$(23,417)	$24,184

1 The segment definitions are provided on page 3.

13.

Consumer Energy contributed $66.0 million to base EBITDA from continuing operations for the three months ended June 30, 2020, an increase of 36% from $48.5 million in the prior comparative quarter, primarily driven by higher base gross margin, cost reductions in the door-to-door channel, prior year restructuring actions and lower bad debt from improving controls and operational processes in the prior year. Selling commission expenses increased 2% from the prior comparable quarter due to lower commission spend amid COVID-19, offset by an increase of amortization of previous capitalized customer acquisition costs. Consumer selling non-commission and marketing expense decreased 62% for the three months ended June 30, 2020 as a result of cost reductions in the door-to-door channel and prior year restructuring actions.

Commercial base EBITDA from continuing operations for the three months ended June 30, 2020 decreased $2.6 million to negative $3.5 million, primarily driven by lower base gross margin due to a contraction of the California customer base and higher bad debt expense amid COVID-19. Commercial administrative costs were down 5% for the three months ended June 30, 2020, reflecting the realization of cost savings as a result of the restructuring actions in fiscal 2019. Selling commission expenses for the Commercial segment increased 1% due to ramp-up of the amortization of previously capitalized acquisition costs. Commercial selling non-commission and marketing expense decreased 26% for the three months ended June 30, 2020 as a result of the prior year restructuring actions and lower Just Energy Advanced Solutions expenses.

Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses decreased 6%, excluding Strategic Review costs of $3.6 million, which are non-recurring and therefore excluded from base EBITDA.

The acquisition costs per customer for the last 12 months for Consumer and Commercial customers were as follows:

	Fiscal 2021	Fiscal 2020
Consumer	$290/RCE	$277/RCE
Commercial	$50/RCE	$54/RCE

The average acquisition cost for the Consumer segment was $290/RCE for the quarter ended June 30, 2020, an increase of 5% from the $277/RCE reported in fiscal 2020, primarily related to increased commission costs to acquire new customers. The increase was driven by the change in sales channel mix to higher cost acquisition channels, including retail, aimed at acquiring higher quality customers and higher commissions amortization, offset by lower selling activity during the first quarter of fiscal 2021 due to COVID-19.

The $50/RCE average acquisition cost for Commercial RCEs was 7% lower than the prior comparable period due to lower commission spend in the first quarter of fiscal 2021 amid COVID-19. As at June 30, 2019, the average acquisition cost for commercial brokers was $54/RCE.

For more information on the operating segments as per IFRS, reference Note 10 of the interim condensed consolidated financial statements for the three months ended June 30, 2020.

14.

Customer summary

CUSTOMER COUNT

	As at	As at	June 30 vs.	As at	2020 vs.
	June 30,	March 31,	March 31	June 30,	2019
	2020	2020	variance	2019	variance

Consumer	947,000	988,000	(4)%	1,147,000	(17)%
Commercial	114,000	119,000	(4)%	115,000	(1)%
Total customer count	1,061,000	1,107,000	(4)%	1,262,000	(16)%

As at June 30, 2020, the total customer count decreased 16% to 1,061,000 compared to June 30, 2019 and 4% compared to March 31, 2020, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality, lower attrition customers, as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address.

COMMODITY RCE SUMMARY

	April 1,			Failed to	June 30,	%	June 30,	%
	2020	Additions	Attrition	renew	2020	decrease	2019	decrease
Consumer
Gas	317,000	-	(13,000)	(5,000)	299,000	(6)%	384,000	(22)%
Electricity	876,000	18,000	(29,000)	(19,000)	846,000	(3)%	957,000	(12)%
Total Consumer RCEs	1,193,000	18,000	(42,000)	(24,000)	1,145,000	(4)%	1,341,000	(15)%
Commercial
Gas	429,000	4,000	(29,000)	(8,000)	396,000	(8)%	435,000	(9)%
Electricity	1,766,000	24,000	(76,000)	(72,000)	1,642,000	(7)%	1,789,000	(8)%
Total Commercial RCEs	2,195,000	28,000	(105,000)	(80,000)	2,038,000	(7)%	2,224,000	(8)%
Total RCEs	3,388,000	46,000	(147,000)	(104,000)	3,183,000	(6)%	3,565,000	(11)%

15.

Just Energy’s total RCE base at June 30, 2020 is 3.2 million. Gross RCE additions for the quarter ended June 30, 2020 were 46,000, compared to 196,000 for the prior year, reflecting the selling constraints posed by COVID-19 and a transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability. Net additions were negative 205,000 for the quarter ended June 30, 2020, compared with negative 73,000 net RCE additions for the first quarter of fiscal 2020.

Consumer RCE additions amounted to 18,000 for the quarter ended June 30, 2020, a 76% decrease from the corresponding quarter ended June 30, 2019, primarily driven by the selling constraints posed by COVID-19, a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2020. Consumer attrition RCEs decreased 59% for the quarter ended June 30, 2020 to 42,000, reflecting the flattening of departures from the prior comparable quarter when pricing actions were taken to significantly raise gross margin/RCE. Consumer failed to renew RCEs for the quarter ended June 30, 2020 decreased 20% to 24,000 RCEs due to more competitive retention offers, timing of Consumer customer contract expirations, and operational changes implemented to focus on and improve customer retention. As at June 30, 2020, the U.S. and Canadian operations accounted for 81% and 19% of the Consumer RCE base, respectively.

Commercial RCE additions were 28,000 for the quarter ended June 30, 2020, a 77% decrease over the prior comparable period in fiscal 2020 due to the selling constraints posed by COVID-19 and competitive pressures on pricing in the U.S. market. Commercial failed to renew RCEs for the quarter ended June 30, 2020 of 80,000 RCEs decreased 11% from the corresponding period in fiscal 2020. As at June 30, 2020, the U.S. and Canadian operations accounted for 73% and 27% of the Commercial RCE base, respectively.

Overall, as at June 30, 2020, the U.S. and Canadian operations accounted for 76% and 24% of the RCE base, respectively, compared to 74% and 26%, respectively, as at June 30, 2019.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended June 30,	ended June 30,
	2020	2019

Consumer	27%	22%
Commercial	9%	7%

The Consumer attrition rate for the trailing 12 months ended June 30, 2020 increased five percentage points to 27%. The Commercial attrition rate for the trailing 12 months ended June 30, 2020 increased two percentage points to 9%. Consumer attrition rates for the trailing 12 months ended June 30, 2020 include the impact of the rectified Texas enrolment issues.

The Consumer attrition rate for the three months ended June 30, 2020 decreased three percentage points to 4% from the prior comparable quarter in fiscal 2020, while the Commercial attrition rate for the three months ended June 30, 2020 remained consistent at 3% compared to the quarter ended June 30, 2019, reflecting the attrition improvements in customer survival curves directly attributable to the Company’s greater emphasis on attracting and retaining strong-fit customers.

16.

COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended June 30,	ended June 30,
	2020	2019

Consumer	78%	69%
Commercial	47%	54%

The Consumer renewal rate increased nine percentage points to 78% for the trailing 12 months ended June 30, 2020, while the Commercial renewal rate decreased by seven percentage points to 47% as compared to the first quarter of fiscal 2020. The increase in the Consumer renewal rate was driven by improved retention offerings, while the decline in the Commercial renewal rate reflected a competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving longer-term, retained customer-base profitability rather than pursuing low margin sales.

The Consumer renewal rate for the three months ended June 30, 2020, increased from 74% for the three months ended June 30, 2019 to 77%, driven by improved retention offerings. The Commercial renewal rate for the three months ended June 30, 2020 decreased from 54% to 46% as the Commercial segment continues to face the same competitive pressures experienced during the trailing 12 months; however, Just Energy continues to focus on improving longer-term, retained customer-base profitability.

ANNUAL GROSS MARGIN PER RCE

The table below depicts the annual design margins on new and renewed contracts signed during the quarter, which does not include ancillary revenues. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, for standard (non-green) commodities.

	Q1 Fiscal	Number of	Q1 Fiscal	Number of
	2021	RCEs	2020	RCEs

Consumer customers added or renewed	$370	17,000	$357	218,000
Commercial customers added or renewed[1]	125	29,000	76	182,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended June 30, 2020, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $370/RCE, an increase of 4% from $357/RCE reported in the prior comparable period. The increase in gross margin on Consumer customers added and renewed is a result of the stronger U.S. dollar and a shift in small volume customer usage from lower margin Commercial customers to higher margin Consumer customers.

For the Commercial segment, the average gross margin per RCE for the customers signed during the three months ended June 30, 2020 was $125/RCE, an increase of 64% from $76/RCE reported in the prior comparable period due to the stronger U.S. dollar and the adding and renewing of a larger proportion of lower usage, higher margin Commercial customers as a result of COVID-19 sales constraints.

17.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS

For the three months ended June 30

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Operating activities from continuing operations	$10,649	$(14,049)
Investing activities from continuing operations	(1,686)	(21,984)
Financing activities from continuing operations, excluding dividends	(14,355)	50,852
Effect of foreign currency translation	(695)	(168)
Increase in cash before dividends	(6,087)	14,651
Dividends (cash payments)	-	(22,047)
Increase (decrease) in cash	(6,087)	(7,396)
Cash and cash equivalents – beginning of period	26,093	9,927
Cash and cash equivalents – end of period	$20,006	$2,531

The Company’s total available liquidity at June 30, 2020 was $80.5 million consisting of $20.0 million of cash on hand and $60.5 million available under the Company’s credit facility. Comparable total availability at June 30, 2019 was $16.0 million consisting of $2.5 million of cash on hand and $13.5 million available under the Company’s credit facility.

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the quarter ended June 30, 2020 was an inflow of $10.6 million, compared to an outflow of $14.0 million in the prior comparable quarter. Cash flow from operations was higher in the current quarter as a result of the overhead cost savings realized from the restructuring actions implemented in fiscal 2019 as well as other fiscal 2020 operational efficiencies, the improvement in residential customer collections due to the enhancement of enrolment controls in the Texas market, the decrease in the funding required by discontinued operations and lower cash taxes, partially offset by costs incurred for the Strategic Review.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investing activities for the quarter ended June 30, 2020 included purchases of property and equipment and intangible assets totalling $nil and $1.7 million, respectively, compared with $0.6 million and $9.4 million, respectively, in fiscal 2020. Additionally, in the first quarter of fiscal 2020 investing activities included a $12.0 million expenditure related to the Filter Group acquisition.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term financing. During the quarter ended June 30, 2020, Just Energy withdrew an additional $9.9 million on the credit facility, compared with $54.2 million for the three months ended June 30, 2019. This inflow was offset by the repayments of $21.5 million of the share swap instrument, $1.7 million on the Filter Group financing as well as leased asset payments of $1.1 million. This is compared to repayments of $1.6 million on the Filter Group financing and $1.5 million on leased asset payments.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enrol, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas and for Commercial direct-billed customers, Just Energy receives payment directly.

18.

DIVIDENDS

During the quarter ended June 30, 2020, Just Energy did not pay cash dividends to its shareholders, compared to $22.0 million paid in the prior comparable quarter. On August 14, 2019, the Company announced the suspension of the declaration and payment of dividends on its common shares.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by the Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until any preferred share dividends in arrears are paid. On December 2, 2019, the Company announced the suspension of the declaration and payment of dividends on the preferred shares. Dividends on the preferred shares will continue to accrue in accordance with preferred share terms during the period in which dividends are suspended. Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend.

Free cash flow and unlevered free cash flow1

For the three months ended June 30

(thousands of dollars)

	2020	2019
Cash flows from operating activities	$10,649	$(14,049)
Add (subtract):
Maintenance capital expenditures	(1,686)	(9,971)
Free cash flow	8,963	(24,020)
Finance costs, cash portion	16,292	19,230
Unlevered free cash flow	$25,255	$(4,790)

1 See “Non-IFRS financial measures” on page 6.

For the quarter ended June 30, 2020, free cash flow was an inflow of $25.3 million compared to an outflow of $4.8 million for the prior comparable quarter. The improvement was primarily driven by a reduction in cash disbursements as a result of the overhead cost savings realized from the restructuring actions implemented in fiscal 2019 as well as other fiscal 2020 operational efficiencies, an improvement in residential customer collections due to the implementation of enrolment controls in the Texas market, a decrease in capital expenditures due to a more rigorous investment approval process, a decrease in funding required by discontinued operations and lower cash taxes, partially offset by costs incurred for the Strategic Review.

Embedded gross margin1

Management’s estimate of EGM is as follows:

(millions of dollars)

	As at	As at
	June 30,	June 30,
	2020	2019	% decrease
Total embedded gross margin	$1,642.5	$2,090.5	(21)%

1 See “Non-IFRS financial measures” on page 6.

Management’s estimate of the EGM for continuing operations within its customer contracts amounted to $1,642.5 million as at June 30, 2020, a decrease of 21% compared to $2,090.5 million as at June 30, 2019. The decrease is due to the decline in the North American commodity customer base, partially offset by the stronger U.S. dollar.

Balance sheet as at June 30, 2020, compared to March 31, 2020

Total cash decreased from $26.1 million as at March 31, 2020 to $20.0 million as at June 30, 2020. The decrease in cash is primarily attributable to the seasonality of payments relating to the commodity business moving from winter to spring.

As of June 30, 2020, trade receivables and other and unbilled revenue amounted to $252.2 million and $120.3 million, respectively, compared to March 31, 2020, when the trade receivables and other and unbilled revenue amounted to $281.9 million and $122.0 million, respectively.

Trade payables and other decreased from $685.7 million to $559.4 million during the quarter ended June 30, 2020, as a result of the seasonality of payments relating to the commodity business moving from winter to spring as well as lower commission and green provision spend amid COVID-19.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these changes do not impact the long-term financial performance of Just Energy.

19.

Total long-term debt remained consistent at $782.3 million as at June 30, 2020, with increases in debt from additional drawings and foreign exchange due to the strengthening of the U.S. dollar were offset by principal repayments of debt.

	As at	As at	As at
	June 30,	March 31,	June 30,
	2020	2020	2019
Assets:
Cash	$20,006	$26,093	$2,531
Trade and other receivables	372,530	403,907	456,962
Total fair value of derivative financial assets	82,001	65,145	102,209
Other current assets	143,857	203,270	127,555

Liabilities:
Trade payables and other	$559,441	$685,665	$528,386
Total fair value of derivative financial liabilities	137,351	189,706	276,148
Total long-term debt	782,256	782,003	774,885

Provision for income tax

For the three months ended June 30

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Current income tax expense	$873	$462
Deferred income tax recovery	(239)	(2,756)
Provision for (recovery of) income tax	$634	$(2,294)

Just Energy recorded a current income tax expense of $0.9 million for the three months ended June 30, 2020, compared to $0.5 million expense in the prior comparable period. Just Energy continues to have a current tax expense from profitability in taxable jurisdictions.

During the three months ended June 30, 2020, a deferred tax recovery of $0.2 million was recorded as compared to a recovery of $2.8 million in the prior comparable quarter. A greater benefit was recognized in the first quarter of fiscal 2020 due to the ability to partially recognize current year losses carried forward.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$559,441	$-	$-	$-	$559,441
Long-term debt	263,592	263,105	296,205	-	822,902
Interest payments	42,895	68,417	5,834	-	117,146
Gas, electricity and non-commodity contracts	1,125,798	1,386,530	325,257	100,842	2,938,427
	$1,991,726	$1,718,052	$627,296	$100,842	$4,437,916

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. As at June 30, 2020, the current liabilities amount to $16.2 million and long-term liabilities amount to $20.6 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates other than the related party transaction discussed in the interim condensed consolidated financial statements.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $63.2 million (March 31, 2020 – $72.5 million) to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2020 were $48.9 million (March 31, 2020 – $63.4 million).

Critical accounting estimates and judgments

The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing expenses, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

20.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

COVID-19 IMPACT

As a result of the continued and uncertain economic and business impact of the coronavirus disease 2019 (COVID-19) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of our financial statements, including with respect to: the determination of whether indicators of impairment exist for our assets and cash-generating unit's (“CGU”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGU. We have also assessed the impact of COVID-19 on the estimates and judgments used in connection with our measurement of deferred tax assets and the credit risk of our customers.  Although we determined that no significant revisions to such estimates, judgments or assumptions were required for the quarter ended June 30, 2020, revisions may be required in future periods to the extent that the negative impacts on our business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGU, and/or adjustments to the carrying amount of our accounts receivable, or to the valuation of our deferred tax assets, any of which could have a material impact on our results of operations and financial condition. While we believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment. Certain derivative contracts were purchased to manage Electricity Reliability Council of Texas (“ERCOT”) collateral requirements.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts; however, hedge accounting under IFRS 9 is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The conversion feature on the 6.5% convertible bonds is valued using an option pricing model.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows, however, hedge accounting under IFRS 9 is not applied.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IFRS 9, Financial Instruments; and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

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The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 13 of the consolidated financial statements for the quarter ended June 30, 2020. Other inputs, including volatility and correlations, are driven off historical settlements.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers, including RCE’s, and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets. Reference the “Risk factors – Customer credit risk” section below for further details.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

Just Energy common and preferred shares

As at August 28, 2020, there were 151,640,574 common shares and 4,662,165 preferred shares of Just Energy outstanding.

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Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Oral testimony was heard on October 24, 2019. A decision is pending. Just Energy strongly believes it complied with the law, which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. A trial date has been set commencing November 15, 2021.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. Just Energy denies the allegations and will vigorously defend these claims.

In March of 2020, the seller representative with respect to the acquisition of Filter Group Inc. (the “Claimant”) delivered a Notice of Dispute under the purchase agreement among the Claimant, Just Energy, a subsidiary of Just Energy (the “Buyer”) and other sellers with respect to the purchase of Filter Group Inc. by the Buyer on September 10, 2018 (the “Purchase Agreement”). In this arbitral proceeding, the Claimant alleges, among other things, that the Buyer breached its responsibilities by failing to conduct the business of Filter Group Inc. in a commercially reasonable manner to reduce or avoid the achievement of the EBITDA targets contained in the Purchase Agreement and failed to honour the obligations to the Claimant that would have been owing had the target EBITDA been achieved in the first period under the Purchase Agreement. The Claimant seeks, among other things, the immediate exchange of the 9,500,000 class A special shares of the Buyer for common shares of Just Energy, being the number of common shares of Just Energy that would be exchanged if the entire earn-out under the Purchase Agreement was achieved. Just Energy denies the allegations and will vigorously defend the proceeding.

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Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year-end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s ICFR, which has been effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation, the CEO and CFO concluded that because of the material weaknesses described below, the Company’s ICFR was not effective.

Identification of material weaknesses in reconciliation and estimation of certain balance sheet accounts

During the quarter ended March 31, 2020, and following our discovery of certain historical errors related to our cost of goods sold and trade accounts payable and other captions within our consolidated financial statements for the year ended March 31, 2019 and other historical periods, as discussed elsewhere in this Management’s Discussion and Analysis, and in accordance with the internal control reporting requirements, our management completed an assessment of the effectiveness of our ICFR as at March 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process-level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a “material weakness” as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. Management’s evaluation of our ICFR identified material weaknesses resulting from several design and operational control deficiencies within the system of internal control that allowed these errors to manifest and the failure to detect them for an extended period of time, as follows:

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Control activities and monitoring

The Company did not design or maintain effective control activities and monitoring activities over the following:

The Company did not design an effective control activity regarding our reconciliation and estimation procedures as disclosed within the restatement tables of Note 5 of the consolidated financial statements for the year ended March 31, 2020. Specifically, the Company did not establish, to an appropriate degree of precision, a control to identify material misstatements regarding differences between commodity suppliers’ payables, initial estimates and final costs incurred, including establishing lookback procedures related to such estimates. Further, the Company did not design, to an appropriate degree of precision, a control to fully reconcile certain of the trade accounts payable and other accounts, which also included certain reclassifications to other balance sheet accounts.

The Company did not maintain monitoring of the design of certain aspects of the financial statement close process. Specifically, both the finance and operations teams did not coordinate activities to explain certain balance sheet reconciliations. Additionally, the Company did not design effective controls to prevent or detect misstatements during the operation of the financial statement close process, including finalization of the trial balance to the preparation of financial statements in fiscal 2020 and previous periods.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified material weaknesses for the year ended March 31, 2020.

Remediation of material weaknesses in internal control over financial reporting

Management is committed to the planning and implementation of remediation efforts to address the material weakness, as well as to foster improvement in the Company’s internal controls. These remediation efforts are underway and are intended to address the identified material weakness and enhance the overall financial control environment.

While performing year-end close procedures for fiscal 2020, the Company engaged third parties to assist the Company in addressing the identified material weaknesses and made operational and financial reporting control changes throughout the organization.

Management is enhancing its system of internal control methodology to foster a stronger interaction between the Company’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to participate in reconciliation and monitoring activities. The Company has deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations within the Company. During closing of the first quarter of fiscal 2021, management further increased the amount of personnel to perform the close and estimation processes for commodity suppliers’ payables, initial estimates and final costs incurred, to assist in the performance of balance sheet reconciliations. Additionally, the Company has engaged a third party to deploy a third-party reconciliation tool to further increase the rigour used in performance balance sheet reconciliations.

To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control as part of its commitment to competence, to control consciousness and to fostering a strong control environment. The Company hired a full-time chief accounting officer and a full-time controller in fiscal 2020, both with expertise in finance and accounting, and within the retail energy sector. The remediation of these material weaknesses is ongoing, as not enough time has elapsed in order to conclude that the remediation efforts are operating effectively.

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No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenery.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy looks forward to the implementation of the Recapitalization, which is expected to occur in September 2020, pending all approvals, including court and regulatory approvals.

Just Energy continues to demonstrate its commitment to controlling costs and significantly improving the quality of the customer book, building off the success achieved on these efforts in fiscal 2020 as it moves back to basics. In fiscal 2021, the Company is on pace to realize the full benefit of the cost saving actions taken in fiscal 2020 and sustain a spending rate of approximately $100 million less than fiscal 2019. The Company continues to evaluate spend and identify opportunities to further streamline the business without sacrificing opportunities for profitable growth.

Just Energy is focused on its core North American retail energy operations. Just Energy continues to actively evaluate the optimal strategy for its remaining non-core operations, particularly value-added products, considering the Company’s renewed focus on its commodity business.

Given the uncertainty associated with COVID-19, and the impact it has had on sales, the Company is maintaining the previously provided guidance range of between $130 million and $160 million of base EBITDA for fiscal 2021. The Company also expects to achieve between $70 million and $100 million of unlevered free cash flow in fiscal 2021, subject to management’s decision to reduce extended supplier payables.

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